Exhibit 99.1

PowerBank Shares Update on the Advancement of Enterprise Hub and AI Agent with Intellistake

Comes as another milestone in the strategic partnership with Intellistake

Deployment of First IntelliScope AI Agent Hub

Closed beta testing has been underway internally

Toronto, Ontario, November 28, 2025 — PowerBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: 103) (“PowerBank” or the “Company”), today announces continued progress in its partnership with Intellistake Technologies Corp. (CSE: ISTK) (“Intellistake”) as PowerBank is participating as a closed beta partner on the development of IntelliScope, Intellistake’s enterprise Artificial Intelligence (“AI”) suite. PowerBank has begun providing internal beta testing for Intellistake, following the technical delivery of the initial IntelliScope Enterprise Hub. This is further to the transaction announced by Intellistake and PowerBank on July 31, 2025.

The Intellistake Enterprise Hub provides an adaptive framework for integrating decentralized AI agents within structured enterprise workflows. The system’s first application focuses on renewable energy development, equipping PowerBank with analytical intelligence that identifies optimal site locations, evaluates federal and state grant eligibility, and assesses regulatory and sentiment data across energy sub-sectors in the United States.

This milestone in the partnership between PowerBank and Intelliscope marks the beginning of a new era for both companies. The Intellistake team has met with PowerBank’s business development team members to begin an iterative process of testing.

Liam Harpur, VP of Technology & Development at Intellistake, commented:

“Delivering IntelliScope’s first enterprise hub represents a major step forward in how decentralized AI can serve real industry needs. The beta release is focused on making project evaluation faster, smarter, and more transparent; enabling companies like Powerbank to assess renewable energy opportunities using consistent, data-driven intelligence. This testing phase is where theory meets execution, and where we refine our systems through direct collaboration with enterprise users.”

Dr. Richard Lu, CEO of Powerbank Corp., added:

“Partnering with Intellistake on the IntelliScope program gives Powerbank early access to technologies that can transform how renewable energy projects are evaluated and executed. Our industry depends on data-driven insight and regulatory clarity. IntelliScope’s approach to applying AI for site analysis, policy monitoring, and grant identification has the potential to streamline our workflow and strengthen project confidence across the U.S. renewable market.”

Jason Dussault, CEO of Intellistake Technologies Corp., adds:

“Powerbank’s participation with IntelliScope allows us to bridge innovation with application; taking AI beyond abstract automation into structured, verifiable decision-making for real infrastructure projects. IntelliScope’s progress demonstrates how AI agents can drive both economic and environmental outcomes, and we’re proud to be helping build that foundation.”

The ongoing beta testing period will focus on performance validation, user feedback, and refinement of agent-based outputs. Intellistake will continue to develop additional modules within IntelliScope’s ecosystem, with future releases targeting other data-intensive sectors that can benefit from decentralized AI frameworks.

About PowerBank

PowerBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar and Battery Energy Storage System (BESS) projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built.

To learn more about PowerBank, please visit www.powerbankcorp.com.

About Intellistake

Intellistake Technologies Corp. (CSE: ISTK) provides software solutions that leverage decentralized AI infrastructure to deliver enterprise-grade intelligence. Through validator operations, strategic token participation, and the development of enterprise AI agents, Intellistake bridges the gap between emerging decentralized networks and real-world industry adoption.

For additional information on the business of Intellistake please refer to https://www.intellistake.ai/.

Cautionary Note Regarding Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; details of the partnership between Intellistake and PowerBank, expected benefits of Intelliscope for PowerBank, expectations regarding the market for digital currencies and decentralized AI, and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: tracy.zheng@powerbankcorp.com

Phone: 416.494.9559

Source: PowerBank Corporation